(212) 318-6095

thomaspeeney@paulhastings.com

December 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kim McManus

Re:	Oaktree Diversified Income Fund Inc.

File Nos. 333-257789; 811-23715

Dear Ms. McManus:

On behalf of Oaktree Diversified Income Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s recent oral comments to the undersigned received on December 9, 2024, in relation to Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) (Accession No. 0001104659-24-111168). As requested, the Fund has filed this letter at least five business days prior to the effectiveness of the Registration Statement in accordance with ADI 2019-07, after which the Fund will file Post-Effective Amendment No. 6 to the Registration Statement that will include appropriate revisions in response to the Staff’s comments.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised certain disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

PROSPECTUS

Comment 1: Please complete the expense table and accompanying example.

Response: The Fund respectfully acknowledges the Staff’s comment and confirms that all blank/bracketed fields in the expense table and accompanying example have been filled in and completed.

Comment 2: Please include the financial highlights of at least one existing share class of the Fund, and update for the latest annual and semi-annual periods on file.

Oaktree Diversified Income Fund Inc.

December 17, 2024

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Financial Highlights section to include the financial highlights of the Class D Shares. In addition, the Fund has revised the first paragraph under the Financial Highlights section to read as follows:

“The financial highlights table set forth below is intended to help you understand the Fund’s recent financial performance for the periods indicated. Class A Shares, Class T Shares, and Class U Shares of the Fund have not commenced operations as of the date of this Prospectus. As a result, no financial performance for Class A Shares, Class T Shares, and Class U Shares is available. Information shown reflects performance of the Fund’s Class D Shares. The financial highlights for the years ended December 31, 2023, 2022, and for the period from November 1, 2021 (commencement of operations) through December 31, 2021, have been audited by Deloitte & Touche LLP, the Fund’s independent registered public accounting firm. The financial highlights for the Fund’s semi-annual period ended June 30, 2024, are unaudited. The annual report for the fiscal year ended December 31, 2023, and the semi-annual report for the period ended June 30, 2024, are available, without charge, upon request, and are incorporated by reference into the Statement of Additional Information.”

STATEMENT OF ADDITIONAL INFORMATION

Comment 3: Please revise the cover page of the SAI to incorporate by reference the financial statements of the Fund included in the annual report for the period ended December 31, 2023, and the semi-annual report for the period ended June 30, 2024.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include hyperlinks as required by Rule 0-4(d) under the 1940 Act, and has revised the disclosure to incorporate by reference the financial statements of the Fund included in the annual report for the period ended December 31, 2023, and the semi-annual report for the period ended June 30, 2024, as follows:

“In addition, the Fund’s financial statements for the fiscal year ended ~~[•]~~ December 31, 2023, are incorporated herein by reference to the annual report for the fiscal year ended December 31, 2023~~[•]~~, and the Fund’s financial statements for the period ended June 30, 2024, are incorporated herein by reference to the semi-annual report for the period ended June 30, 2024.”

Comment 4: Please incorporate by reference the financial statements for the latest annual and semi-annual periods on file. Please also include hyperlinks to the annual and semi-annual reports pursuant to Rule 0-4(d) under the 1940 Act.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include hyperlinks as required by Rule 0-4(d) under the 1940 Act, and has revised the disclosure to incorporate by reference the financial statements of the Fund included in the annual report for the fiscal period ended December 31, 2023, and the semi-annual report for the period ended June 30, 2024, as follows:

“~~Class A Shares and Class U Shares have not yet commenced operations as of the date of this Statement of Additional Information and, therefore, no financial information is available. Once produced, you can obtain a copy of the financial statements contained in the Fund’s semi-annual~~

Oaktree Diversified Income Fund Inc.

December 17, 2024

~~or annual reports without charge by calling the Fund (toll-free) at 1-855-244-4859.~~ The Fund’s audited financial statements appearing in the Fund’s annual shareholder report for the fiscal year ended December 31, 2023, are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the reports of Deloitte, independent registered public accounting firm for the Fund, whose report is included in such, and accessible at https://www.brookfieldoaktree.com/. The Fund’s unaudited financial statements appearing in the semi-annual shareholder report for the period ended June 30, 2024, are also incorporated by reference in this Statement of Additional Information, and accessible at https://www.brookfieldoaktree.com/.”

The annual shareholder report and the semi-annual shareholder report~~, once available for Class A Shares and Class U Shares, may be obtained~~ are available upon request and without charge by writing to the Fund at Oaktree Diversified Income Fund Inc., 225 Liberty Street, 35th Floor, New York, New York 10281-1023, or by calling the Fund (toll-free) at 1-855-244-4859.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney

for Paul Hastings LLP

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